                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                 Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1993, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, Puerto Rico 00901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

Deloitte &
     Touche
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                      THE PROCTER & GAMBLE COMMERCIAL
                      COMPANY EMPLOYEES' SAVINGS PLAN


                 Financial Statements for the Period from November 1, 1993 (Date of Inception)
                 Through December 31, 1993 and
                 Independent Auditors' Report




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THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN


TABLE OF CONTENTS
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                                                                 Page

Independent Auditors' Report                                       1

Financial statements:

     Statement of Net Assets Available for Benefits
          as of December 31, 1993                                  2

     Statement of Changes in Net Assets Available for Benefits
          for the Period from November 1, 1993 (Date of Inception)
          through December 31, 1993                                3

     Notes to Financial Statements                                4-5

INDEPENDENT AUDITORS' REPORT


To the Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 1993 and the related statement of changes in net assets available for benefits for the period from November 1, 1993 (date of inception) through December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and the changes in its net assets available for benefits for the period from November 1, 1993 (date of inception) through December 31, 1993 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE
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DELOITTE & TOUCHE
San Juan, Puerto Rico

June 20, 1994


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
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                                             Supplemental Information by Fund
                                        -------------------------------------------

                                                                      The Procter
                                                                      & Gamble
                                                                      Company
                                         Fixed                        Common
                                        Income    Growth    Equity     Stock
                                         Fund      Fund      Fund      Fund          Total

INVESTMENTS:
  Master trust in investments
     at fair value (Notes 2 and 3):
     Fixed Income Fund - 2,264.8 units
       (cost - $25,558)                 $ 25,592  $ -       $ -       $ -            $ 25,592
     Growth Fund - 5,724.55 units
       (cost - $61,278)                             62,341                             62,341
     Equity Fund - 4,829.23 units
       (cost - $57,643)                                       57,999                   57,999
     The Procter & Gamble Company
       Common Stock Fund - 664.75 units
       (cost - $38,195)                                                 38,206         38,206
                                        --------  --------  --------  --------       --------

  Total mater trust investments
     at fair market value                 25,592    62,341    57,999    38,206        184,138
                                        --------  --------  --------  --------       --------


CONTRIBUTIONS RECEIVABLE
  FROM:
     Plan participants                     5,868    10,694     9,899     3,836         30,297
     Plan sponsor                       --------  --------  --------  --------       --------

     Total contributions receivable        5,868    10,694     9,899     9,332         35,793
                                        --------  --------  --------  --------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS                              $ 31,460  $ 73,035  $ 67,898  $ 47,538       $219,931
                                        --------  --------  --------  --------       --------
                                        --------  --------  --------  --------       --------


See notes to financial statements.


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM NOVEMBER 1, 1993 (Date of Inception) THROUGH DECEMBER 31, 1993
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                                             Supplemental Information by Fund
                                        -------------------------------------------

                                                                      The Procter
                                                                      & Gamble
                                                                      Company
                                         Fixed                        Common
                                        Income    Growth    Equity     Stock
                                         Fund      Fund      Fund      Fund          Total

MASTER TRUST INVESTMENT
  INCOME:
     Net appreciation in fair value
       of investments (Note 3)          $     34  $  1,062  $    356  $     12       $  1,464
     Interest and dividends                            244                  26            270
                                        --------  --------  --------  --------       --------
TOTAL MASTER TRUST
  INVESTMENT
  INCOME                                     34      1,306       356        38          1,734
                                        --------  --------  --------  --------       --------
CONTRIBUTIONS:
  Plan participants                       31,426    71,729    67,542    22,528        193,225
  Plan sponsor                                                          24,972         24,972
                                        --------  --------  --------  --------       --------
     Total contributions                  31,426    71,729    67,542    47,500        218,197

NET INCREASE                              31,460    73,035    67,898    47,538        219,931

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF PERIOD                               -         -         -         -              -
                                        --------  --------  --------  --------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF PERIOD             $ 31,460  $ 73,035  $ 67,898  $ 47,538       $219,931
                                        --------  --------  --------  --------       --------
                                        --------  --------  --------  --------       --------

See notes to financial statements.

                                                - 3 -

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD FROM NOVEMBER 1, 1993 (Date of Inception) THROUGH DECEMBER 31, 1993
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1.   DESCRIPTION OF THE PLAN

     The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") is a voluntary defined contribution plan available for all regular, full-time employees of The Procter & Gamble Commercial Company, who are residents of Puerto Rico, have completed one year of service, and whose conditions of employment are not subject to a collective bargaining agreement, unless such agreement provides to the contrary. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company (the "Company"). Employees may contribute, through payroll deductions, from 1% to 10% of their compensation. The Company makes matching contributions to the Plan for each pay period equal to 40% of the first 5% of compensation the participant elects to contribute to the Plan. Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. Participants are always 100% vested in their personal contributions and any earnings there on. Participants become 100% vested in the Company matching contributions in their behalf upon the occurrence of any of the following events: completion of five years of service with the Company; attaining age 65; total disability while employed by the Company or death while employed by the Company. Upon participants termination or retirement, their vested account balance will be paid in a single lump sum in cash or in Procter & Gamble common stock. If participants terminate employment before retirement and the account balance in their Company matching contributions account exceeds $3,500, it will not be distributed to the participants until their 65th birthday, unless participants and their spouse (if applicable) consent in writing to an earlier distribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

     Under the provisions of the Plan, participating employees may elect to invest their contributions in one or more of the following investment funds that are administered by Oriental Federal Savings Bank (the "Trustees"):

     FIXED INCOME FUND - Invests in fixed income obligations including short-term securities issued or guaranteed by the United States government. This fund intends to obtain high interest rates through low risk short-term investments while preserving the principal.

     GROWTH FUND - Invests in diversified growth stocks of large United States and multinational companies whose earnings have been increasing consistently over the years. This fund seeks a long-term capital growth.

     EQUITY FUND - Invests in common stocks of large United States and multinational companies. This fund seeks long-term capital growth by participating in the growth of the economy.

     THE PROCTER & GAMBLE COMPANY COMMON STOCK FUND - Invests solely in common stock of The Procter & Gamble Company.

2.   SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS - All investments are stated at fair value.

     PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.   INVESTMENTS

     Within the Trust at December 31, 1993, the Plan owned 2, 7 and 7 percent of the total current value of the investments of the Fixed Income Fund, Growth Fund and Equity Fund, respectively.

     Investment income and the net appreciation (depreciation) in the fair value of the investments held by the Trust are allocated to the participating defined contribution plans based on each plan's percentage interest in the fair value of such investments.

4.   PARTY IN INTEREST INVESTMENTS AND TRANSACTIONS

     The Procter & Gamble Commercial Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions for the period from November 1, 1993 (Date of Inception) through December 31, 1993.

5.   INCOME TAXES

     The Plan is exempt from Puerto Rico income taxes under the provisions of Section 165 (a) and (e) of the Puerto Rico Income Tax Act of 1954 ("ITA"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Act of 1974. The Plan is required to operate in conformity with the ITA to maintain its qualification.

     The Plan participants are not taxed on the income and contributions made for their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

                                * * * * * *

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE   June 28, 1994                    /s/ALFREDO E. BAUDET
     -------------------------          ----------------------------------
                                        Alfredo E. Baudet
                                        For the Savings Plan Committee,
                                        Administrator of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan

                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche               7